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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

Following are the texts of internal Q&As which were posted on the Compaq internal intranet on October 10, 2001:

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

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Q. WHAT WILL HAPPEN TO COMPAQ HOUSTON HEADQUARTERS?

A: Houston will remain a major business and technology center for the new company. Compaq will also remain one of the top employers in Houston, and we anticipate that our employment will grow over time as the industry and economy recover. Houston is a very attractive location because of its reasonable cost of living, excellent infrastructure, highly skilled workforce and strong business environment. Compaq will continue to be a strong community supporter.

Q. WHY HAVE COMPAQ AND HP AGREED TO MERGE?

A: We saw a unique opportunity to build a new generation IT company that will create significant value for our customers, partners, shareholders and employees. We have a common vision of where technology is going and very similar strategies for creating customer value. We also have a shared commitment to innovation and world-class engineering. We concluded that we would be much stronger together - more capable of changing the competitive landscape and establishing the new HP as the premier information technology solutions company.

Our objective is to redefine the economics of enterprise computing by advancing open, market-unifying standards. We will take standard building blocks, extend them with software and solutions and offer them with architecture and support services. Only two companies will have the critical mass to deliver such a broad portfolio of products, services and solutions to customers and to deliver them globally, and the new HP will be one of them.

The new HP will use its formidable strengths and the best the industry has to offer to deliver standards-based solutions that provide customers with greater flexibility, lower costs and faster deployment. We will add value every step of the way with systems engineering, application integration and interoperability, solutions expertise and services. We will also provide something that our customers value very highly: investment protection. These strengths not only equip us to support enterprise customers but also to provide a compelling value proposition for small and medium businesses and individual consumers. We will be the only player in the industry who can meet that broad range of customer needs.


Q. GIVEN THE REACTION TO THE ANNOUNCEMENT AMONG INDUSTRY ANALYSTS AND INVESTORS, IS THE AGREEMENT BEING RECONSIDERED?

A: Absolutely not. Both companies are committed to the success of this merger. The Boards of both companies approved this deal unanimously, remain supportive, and are fully committed to their decision. There is no clause in the agreement to terminate the deal if share price falls below a certain dollar amount. The ratio of HP's share price to Compaq's share price has not changed substantially since the announcement, so the number of shares being exchanged hasn't changed in real terms.

Since the announcement, Michael Capellas and HP CEO Carly Fiorina, along with other senior executives from both companies, have personally met with many analysts and investors. They are communicating the strategic rationale behind the merger, the synergies of the two companies and our commitment to execute the merger quickly and effectively once it is approved. Those efforts are having a positive impact. We are seeing a broader, more complete understanding of the merger in trade publications and analyst reports. In addition, a broad spectrum of customers

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from both companies has responded with very positive comments, seeing opportunities for simplification, cost reduction and improved productivity. Partners such as Intel, Oracle, Microsoft and SAP are also very supportive. The hard work is underway to close the merger as soon as possible--sometime in the first half of 2002.


Q. WE'VE HEARD HOW THE MERGER BENEFITS SHAREHOLDERS, CUSTOMERS AND THE COMPANY. HOW DOES IT BENEFIT THE EMPLOYEES?

A: It benefits employees in a number of ways. Compaq employees have a passion for winning, and the combined company will be in a stronger position to compete and win in key market segments. During the past two decades, Compaq defined an industry and led it to new heights of technical achievement and customer value. Now we have an opportunity to do it again - as part of a powerful new company. It will be a company that is even stronger financially, has the resources to invest in innovation and is capable of consistent growth. This is essential to expand opportunities for professional growth and development. It is also essential to increase profitability and our stock price. That way, employees can share even more in the rewards of our collective success. Most of all, it will be a company that is built on a foundation of trust, respect, integrity and opportunity for employees. When you put it all together - a passion for winning, strong new capabilities for growth and a foundation of trust and respect for employees - it adds up to an exciting and rewarding place to work. We want to be the employer of choice in our industry.


Q. OBVIOUSLY YOU CAN'T GO TO MARKET WITH TWO VERSIONS OF UNIX - HP-UX AND COMPAQ TRU64 UNIX. WHICH ONE WINS?

A: HP has a great general-purpose data center UNIX with broad ISV coverage and increasing share momentum. Compaq has great UNIX clustering, RAS (reliability, availability, scalability) and performance characteristics, gaining share especially in high performance technical computing markets. Our intention is to converge the best of each onto the next generation Itanium(TM) platform to provide our customers with the most robust enterprise UNIX on the market.


Q. CAN YOU SHARE YOUR FUTURE PRODUCT ROADMAPS, PLANS AND STRATEGIES SO THAT OUR IT DEPARTMENT CAN MAKE THE RIGHT INVESTMENT IN THE FUTURE?

A: There have been no decisions made about future product, service and support offerings of the merged company. We will not make these announcements until the merger is closed.


Q. IS THERE A TIMELINE AVAILABLE THAT INDICATES APPROXIMATELY WHEN WE WILL INTEGRATE ROADMAPS, ORGANIZATIONS, PRODUCTS, ETC?

A: It might be useful to view the process in three general phases: 1) The pre-merger/integration planning phase; 2) the formal closing phase; and, 3) the Day 1 operational phase. We currently anticipate that the merger will close during the first half of 2002.

The integration planning process has started, but anti-trust and securities regulations prohibit any execution of these plans prior to the formal close of the merger. The stated objective is to continue to plan aggressively during this pre-merger period, and be prepared to announce and implement critical organization, roadmap and product decisions on Day 1 of the new company's operations. The Integration Planning Team will issue progress updates to the extent they are allowed to by law.

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Q. WHEN WILL WE KNOW WHAT THE EMPLOYEE BENEFITS FOR THE NEW COMPANY WILL BE?

A: Any benefit changes that result from the pending merger won't be known until next year, closer to the pending merger close date. The Compaq benefit programs in place at the end of calendar year 2001 will remain in effect and not change through the end of 2002.


Q. WHAT STEPS IS THE LEADERSHIP TAKING TO ENSURE THAT THE EXECUTION OF THE MERGER IS SUCCESSFUL?

A: We are starting out with a lofty aspiration - to be the premier IT solutions provider. The guiding principle in the planning process is to start with the customer and work back from there. Every other aspect of the merger is driven by that principle. Some of the key Integration principles include:
     o    Ensure that structure follows strategy
     o    Make decisions as fast as possible and do not revisit those decisions
     o    Manage to the decision timeline
     o    Strive for clarity and simplicity in all things

We also learned some lessons from the Digital and Tandem acquisitions that will serve us well.
     o    Make the management team decisions quickly
     o Integrate where integration makes sense, but don't try to integrate everything
     o    Define your product roadmaps quickly
     o    Drive cost synergies early in the process
     o    Execute, execute, execute

In addition, we will set specific goals related to employees, partners and shareholders that will help establish the new company as the partner of choice, investment of choice and employer of choice.



STOCK OPTIONS

Q. WHAT WILL HAPPEN TO COMPAQ EMPLOYEE STOCK OPTIONS?

A. Upon close of the deal, all Compaq options will be converted to HP stock options using an exchange ratio defined in the merger agreement (shown below). All unvested options granted prior to September 1, 2001 will vest upon shareholder approval of the deal, and except as provided in these Q&As, the original terms of the options will continue in effect. Refer to your PLAN DOCUMENTATION [hyperlink] for terms of your grant. Also see EMPLOYMENT STATUS [hyperlink].

Q. WHAT IF I LEAVE COMPAQ PRIOR TO THE SHAREHOLDER APPROVAL OF THE DEAL?

A. Your options will continue to receive the same treatment they currently receive (see Inline [hyperlink] for more information). However, you will have one year from your termination date (or such longer period as provided under the terms of the governing plan or grant notice, but not longer than the original term of your grant) to exercise any vested options.

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Q. WHAT HAPPENS TO MY CURRENT STOCK OPTIONS IF I LEAVE COMPAQ OR AM ASKED TO
LEAVE AS PART OF A REDUCTION IN FORCE PRIOR TO SHAREHOLDER APPROVAL OF THE
DEAL?

A. Your options will continue to receive the same treatment they currently receive (see Inline [hyperlink] for more information). However, you will have one year from your termination date (or such longer period as provided under the terms of the governing plan or grant notice, but not longer than the original term of your grant) to exercise any vested options.

Q. HOW WILL MY OPTIONS BE TREATED IF I AM INVOLUNTARILY SEPARATED BY HP AFTER THE CLOSING?

A. With respect to options granted before 01 September 2001, if an employee has a severance-qualifying termination as a result of the merger from HP within 12 months after the closing, the employee will have 3 years (or such longer period as provided under the terms of the governing plan or grant notice, but not longer than the original term of the option grant) to exercise options post-termination. For any other type of termination, or for the treatment of options granted after 01 September 2001, you will have one year from your termination date (or such longer period as provided under the terms of the governing plan or grant notice, but not longer than the original term of your grant) to exercise any vested options.


Q. WILL COMPAQ IMPLEMENT THE MIP OPTION PROGRAM THIS YEAR?

A. Yes. Compaq will move ahead with plans to do our next annual management grant in December.

Q. HOW WILL MY COMPAQ OPTIONS BE CONVERTED TO HP OPTIONS ONCE THE DEAL HAS
CLOSED?

A. The option conversion will be based on the guidelines of Section 424 (a) of the Internal Revenue Code, which requires that the exercise price be adjusted so that the option holder is in the same relative economic position pre- and post-closing. Upon closing, each Compaq option will be converted to .6325 HP options. Additional details about the option conversion will be provided as we approach the closing.

EXAMPLE CONVERSION

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==========================================================================================
Assuming the original Compaq option is for 1,000 shares at a price of $10.00:
==========================================================================================
Number of converted HP stock        1,000 Compaq options x .6325 = 632 HP options (rounded
options:                            down to the nearest whole share)
==========================================================================================
Converted HP stock option price:    $10.00 Compaq option price / .6325 = $15.82 (rounded up
                                    to the nearest whole penny)
==========================================================================================
The converted HP stock option is for 632 shares with an option price of $15.82.
==========================================================================================
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